Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements No. 333-51717 and 333-74832 on Form S-8 of Virco Mfg. Corporation of our report dated June 28, 2011, with respect to the statement of net assets available for benefits of the Virco Mfg. Corporation 401(k) Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended and the related supplemental schedules – schedule of assets (held at end of year) as of December 31, 2010 and schedule of delinquent participant contributions for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-k of the Virco Mfg. Corporation 401(k) Plan.

/s/ Kieckhafer Schiffer & Company LLP

Irvine, California

June 28, 2011